JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

December 18, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting  herewith for filing through EDGAR Post-Effective Amendment No. 74 to the Registration Statement under the Securities Act of 1933 and Amendment No. 75 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)
The addition of the following six Feeder Funds:

JNL/American Funds Blue Chip Income and Growth Fund;
JNL/American Funds Global Bond Fund;
JNL/American Funds Global Small Capitalization Fund;
JNL/American Funds Growth-Income Fund;
JNL/American Funds International Fund; and
JNL/American Funds New World Fund.

Please note that the investment objectives and strategies for the above six funds are similar to the fund investment objectives and strategies found under CIK 0000729528, for American Funds®.

2)
The replacement of Capital Guardian Trust Company with Franklin Templeton Institutional, LLC as Sub-Adviser for the JNL/Capital Guardian International Small Cap Fund, and a corresponding Investment Objective/Strategy change.

Please note that the investment objectives and strategies for the JNL/Franklin Templeton International Small Cap Growth Fund are similar to the Franklin International Small Cap Growth Fund investment objectives and strategies under CIK0001124459, for Franklin Global Trust.

3)	To comply with N-1A amendments, adopted on March 31, 2009.

4)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary

encs.

JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

December 18, 2009

U.S. Securities and Exchange Commission	VIA FACSIMILE (202) 772-9285
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary